SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Second Quarter 2008 Results

Earnings Release and Supplemental Financial Information

DEVELOPMENT
949
COMPLETED

Beach Park Acqua Resort - Praia de Porto das Dunas
Aquiraz - Fortaleza - CE

DEVELOPMENT
950
COMPLETED

Weber Art - R. Carlos Weber, 1346
Alto da Lapa - São Paulo - SP

DEVELOPMENT
951
COMPLETED

Domaine du Soleil - R. Itapaiúna, 1800
Villaggio Panamby - São Paulo - SP

DEVELOPMENT
952
COMPLETED

Jazz Duet - R. Itapaiúna, 1800
Villaggio Panamby - São Paulo - SP

GFA LISTED NYSE | GFSA3 NOVO MERCADO BOVESPA BRASIL | Gafisa Uma história de grandes idéias para viver bem. | Ibovespa | IBrX50

Gafisa Reports Strong Second Quarter Results
 --- Posts 67% Gain in Net Income, 106% EBITDA Increase and Achieves 16.9% EBITDA Margin---
--- 2Q08 Launches Grew 102% to R$953 million; Pre-Sales Rose 62% to R$554 million from 2Q07---
--- 2008 Launch Guidance Raised to R$3.5 billion ---

São Paulo, August 14, 2008 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported results for the second quarter ended June 30, 2008. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company’s accounting system were subject to review by the Company’s auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments.

“Gafisa is benefiting from its expertise in launching and delivering products to meet the continued growing demand in the housing sector while delivering strong operational and financial results. Launches increased by 102% to R$953 million in the second quarter and pre-sales grew 62% to $554 million as compared to the prior year period” noted Chief Executive Officer Wilson Amaral. “In addition to launching and developing products for Fit and Bairro Novo, our two recently formed companies that broaden our appeal to all income groups, we are now recording pre-sales and recognizing revenues from all four segments within the Company.”

Amaral continued, “With over R$775 million in cash, approximately R$200 million in receivables available for securitization, ample access to financing including standby facilities totaling R$1 billion for both construction and general corporate purposes, and a land bank of R$13 billion representing over 65,000 units, we are well positioned to accelerate our rate of growth. For those reasons, as well as the continued strong demand for housing, we are raising our launch guidance for 2008 to R$3.5 billion. We are maintaining our EBITDA margin guidance for the full year 2008 of between 16-17%.”

Operating & Financial Highlights

IR Contact
Julia Freitas Forbes
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ir

2Q08 Earnings Results
Conference Call
Friday, August 15, 2008
> In English
10AM EST
11AM Brasilia Time
US: 1 800 860-2442
Other Countries: +1 412 858-4600
Code: Gafisa
> In Portuguese
   8AM EST
   9AM Brasilia Time
Phone: +55 11 4688-6301
Code: Gafisa	Consolidated launches totaled R$953 million in the quarter, an increase of 102% compared to the second quarter of 2007. Launches in the first half of 2008 increased 98% to R$1,531 million.

   Pre-sales from current launches and inventory reached R$554 million in the second quarter, a 62% increase over 2Q07. In the first half of 2008, pre-sales reached R$1,056 million, a 77% increase over 1H07.

   Net operating revenues, recognized by the Percentage of Completion (“PoC”)method, rose 63% to R$436 million from R$267 million in 2Q07, in 1H08 net operating revenues reached R$755 million, a 54% increase over the previous year.

2Q08 EBITDA reached R$74 million (16.9% EBITDA margin), a 106% increase compared to 2Q07 EBITDA of R$36 million (13.4% EBITDA margin).

Net Income was R$59 million for the quarter (13.5% net margin) an increase of 67% compared with R$35 million in 2Q07. EPS in 2Q08 was R$0.45, an increase of 67% compared to EPS of R$0.27 in 2Q07.

The Backlog of Results to be recognized under the PoC method reached R$667 million, a 76% increase over 2Q07.

Gafisa’s land bank totaled R$13 billion at 2Q08, representing a 113% increase over 2Q07 and an 18% increase over the previous quarter.

Gafisa consolidated its presence in the low-income segment with Fit, which had R$255 million in launches and R$99 million in pre-sales in 2Q08.

In this quarter, Gafisa completed 5 new buildings and AlphaVille completed two developments with a total of 1,180 units and PSV of R$ 224 million.

Gafisa received a Ba2 international rating from Moody’s.

Note: 2007 income statement numbers adjusted for capitalized interest.

CEO Commentary and Corporate Highlights for 2Q 2008

I am pleased to report that once again Gafisa is delivering strong operational and financial results. All four of Gafisa’s housing segments are now contributing to the financial results of the organization and we see this impact in all measures of the Company’s operating profitability. For example, EBITDA reached R$74 million, double that of the previous year’s quarter. Importantly, our EBITDA margin grew to 16.9% this quarter from 13.4% in last year’s second quarter as we are now seeing the impact of the investments we made in previous quarters to support the development of new housing segments to drive the future growth of the company. With this growth, we are achieving our goals of diversifying our product offering and thus our future revenue stream. In less than two years, with the acquisition of AlphaVille and launch of Fit and Bairro Novo, the original Gafisa segment has gone from providing 100% of launches and pre-sales to 62% of launches and 69% of pre-sales this quarter. As well, with the addition of these new companies we have achieved greater geographic diversity and today we have a presence in 20 states with 143 sites under development.

Our focus on delivering high quality, affordable housing to the lower income segments is proving to be a winning move. Fit Residencial is fully up and running with 18 developments throughout Brazil. From our vantage point, we continue to see strong demand for high quality housing products at the appropriate price points despite the impact of inflation on the purchasing power of this group. In July alone, Fit accounted for R$53 million in pre-sales, more than the total pre-sales amount recorded for the full year of 2007. Additionally, our first Bairro Novo development, Cotia, is advancing as planned and we are applying the valuable experience gained in the launch of a development of this scale to our second Bairro Novo project announced on July 4, Camaçari near Salvador in the State of Bahia. We have not yet seen an impact on housing demand or access to mortgage financing in Brazil, despite talk of growing global volatility. On the contrary, our experience points to continued robust demand for housing, growing access to financing and improved mortgage terms with respect to repayment terms and loan-to-value offered consumers. This perspective is supported by the continued growth in savings accounts during the first half of 2008 reaching a level of R$196 billion, a 21% growth over June 2007. Regulation in Brazil requires that 65% of those balances be used toward financing home mortgages. As a result, we saw R$13 billion in new mortgages issued in Brazil during the first half of the year, 138% and 71% of total mortgages issued during all of 2006 and 2007, respectively. In June alone, while the Selic rate increased by 75 basis points, the value of new mortgages issued reached a record monthly high of R$3.2 billion, more than all of 2004. Finally, the overall macroeconomic picture for Brazil remains strong which should bode well for wages and employment going forward. Economic growth is fundamental to the continued expansion of Brazil’s middle class, a group that still remains highly underserved by the housing sector.

For those reasons, we are raising our launch guidance for 2008 to R$3.5 billion. We are maintaining our EBITDA margin guidance for the full year 2008 of between 16-17%.

On a final note, as I look at the accomplishments that are achieved on a quarterly basis and the growth objectives of this Company across such diverse geographies, it is clear to me that the experience and execution capabilities to deliver on these results can only have been achieved through many years of honing our collective expertise. In June, Gafisa celebrated 54 years of building homes for Brazilians and will soon complete the construction of our 1000th development.

Happy Birthday Gafisa, and thanks to all of our team who are dedicated to delivering high quality residences to all income segments of the population in Brazil.

Wilson Amaral
CEO – Gafisa S.A.

Recent Developments

Low Income Segment:

Fit Residencial is quickly becoming a financial contributor to the results of Gafisa as it expands its presence with 18 developments now underway in 13 cities throughout Brazil: São Paulo state, as well as the North, Northeast and Center-West regions and, with its June launch in Paraná, in the South of the country. During the second quarter Fit launched eight developments, six of which were launched in June. Demonstrating the strong appeal of these properties and expanding access to financing by this population segment, Fit recorded pre-sales of R$53 million in July alone, over 50% of the pre-sales recorded for the entire second quarter of 2008.

Bairro Novo is on track to deliver the first phase of 574 units of the Cotia project. On July 4 Bairro Novo launched the first phase of 642 units of its second large scale development which is expected to have 4,500 units when completed. Camaçari, located near Salvador in the state of Bahia is an ideal location for this type of development.

Diversified Geographies and Products:

In December 2006, the Gafisa higher income product represented 100% of the company’s revenues, pre-sales and launches and the Company was present in 10 states and 16 cities with 70 developments. At the end of the second quarter 2008, the Gafisa product represents 63% of launches and 67% of pre-sales. The Company is now present in 20 states with 143 sites with Gafisa, AlphaVille, Fit and Bairro Novo now contributing to pre-sales and revenues.

SAP and SOX implementation:

The implementation of the SAP management information system is an important tool in managing the company’s operations as it continues to grow and offer diversified housing products and to fulfill the requirements of Sarbanes-Oxley (“SOX”). The Company has targeted three phases of roll-out for the system company wide, on June 2nd the first phase was implemented and is under stabilization. Phases 2 and 3 will be rolled out in September and October 2008, respectively.

Moody’s Ba2 International Rating:

Gafisa recently received Ba2 international and Aa3.br Brazil national scale ratings from Moody’s, adding to Gafisa’s Fitch rating of A(bra) and Standard & Poor’s rating of BrA.

Operating and Financial Highlights (R$000)	2Q08	2Q07(1)	Change	1H08	1H07(1)	Change
Project Launches (% Gafisa)	952,693	470,673	102%	1,530,582	773,819	98%
Project Launches (100%)	1,396,194	678,832	106%	2,193,090	1,024,107	114%
Project Launches (Units) (100%)	7,433	2,744	171%	9,538	4,561	109%
Project Launches (Units) (% Gafisa)	4,807	1,912	151%	6,300	3,474	81%
Pre-Sales (% Gafisa)	553,674	342,778	62%	1,055,934	597,281	77%
Sales from current projects launches (% Gafisa)	332,356	224,361	48%	535,977	299,522	79%
Sales from inventory (% Gafisa)	221,318	118,418	87%	519,957	297,760	75%
Pre-Sales (100%)	697,340	439,012	59%	1,413,451	745,525	90%
Pre-Sales (Units) (100%)	3,399	1,806	88%	6,188	2,992	107%
Pre-Sales (Units) (% Gafisa)	2,495	1,390	79%	4,535	2,349	93%
Average Sales Price (R$/sq m) (100% exc. lots)	2,800	2,705	3%	2,680	2,741	(2%)

Net Operating Revenues	435,701	266,548	63%	755,183	490,864	54%
Gross Profits	143,625	77,481	85%	250,621	143,008	75%
Gross Margin	33.0%	29.1%	390 bps	33.2%	29.1%	405 bps
EBITDA	73,848	35,816	106%	124,618	69,594	79%
EBITDA Margin	16.9%	13.4%	351 bps	16.5%	14.2%	232 bps
Extraordinary Expenses (2)	0	0	-	0	(30,174)	-
Net Income	58,749	35,268	67%	100,395	55,815	80%
Net Margin	13.5%	13.2%	25 bps	13.3%	11.4%	192 bps
Earnings per Share	0.45	0.27	67%	0.78	0.44	77%
Average number of shares, basic	129,462,921	129,195,063	0%	129,459,162	127,098,840	2%

Backlog of Revenues	1,928	1,100	75%
Backlog of Results (3)	667	379	76%
Backlog Margin (3)	34.6%	34.4%	20 bps

Net Debt and Obligation to Investors (Cash)	609,146	(125,259)	-
Cash	775,009	496,016	56%
Shareholders’ Equity	1,631,283	1,462,371	12%
Total Assets	4,095,628	2,295,382	78%

(1)	2007 financial results are adjusted for capitalized interest here, see Table 9. 1H07 also adjusted for Extraordinary Expenses.
(2)	NYSE follow-on offering.
(3)	Backlog of results net of sales tax of 3.65%.

Launches

The total number of units launched by Gafisa increased by 151%, to 4,807, in the second quarter as compared to 2Q07, with launches increasing across all segments, and potential sales value more than doubling to R$952.7 million In addition to posting strong gains in launches and pre-sales, Gafisa made significant strides in further diversifying its portfolio geographically, with 60% of launches being made in new markets outside of the states of São Paulo and Rio de Janeiro. Appetite for higher-end properties remained strong while the price per square meter also increased; the Gafisa segment recorded an increase of 27% on a quarter over quarter basis to R$3,276 m2. The Company’s commitment to expanding the affordable entry level segment increased during the quarter, as exemplified by launches of R$255 million at Fit, and the launch of a second Bairro Novo project in Camaçari, Bahia (Northeast region) in July 2008.

The tables below detail new projects launched in the second quarter and the first six months of 2007 and 2008:

Table 1 – Launches per Company (Gafisa %)		2Q08	2Q07	2Q08 x 2Q07	1H08	1H07	1H08 x 1H07
Gafisa	PSV (R$ 000)	595,551	470,673	27%	1,086,334	721,827	50%
	Units	2,157	1,912	13%	3,113	2,964	5%
	R$ 000/Unit	276	246	12%	349	244	43%
	R$/m²	3,276	2,573	27%	3,302	2,554	29%
	Area m²	181,805	182,898	(1%)	328,993	282,603	16%

AlphaVille	PSV (R$ 000)	101,877	-	-	160,398	35,018	358%
	Units	708	-	-	1,096	326	236%
	R$ 000/Unit	144	-	-	146	107	36%
	R$/m²	297	-	-	305	233	31%
	Area m²	582,145	-	-	764,893	150,029	410%

Fit	PSV (R$ 000)	255,265	-	-	283,850	16,974	1,572%
	Units	1,942	-	-	2,091	184	1,036%
	R$ 000/Unit	131	-	-	136	92	47%
	R$/m²	2,198	-	-	2,231	1,850	21%
	Area m²	116,125	-	-	127,224	9,173	1,287%

Total	PSV (R$ 000)	952,693	470,673	102%	1,530,582	773,819	98%
	Units	4,807	1,912	151%	6,300	3,474	81%
	Area m²	880,075	182,898	381%	1,221,110	441,805	176%

R$ 000
Table 2 – Launches per Region (Gafisa %)		2Q08	2Q07	2Q08 x 2Q07	1H08	1H07	1H08 x 1H07
Gafisa	São Paulo	200,627	254,266	(21%)	452,280	329,949	37%
	Rio de Janeiro	85,653	89,767	(5%)	193,884	240,671	(19%)
	New Markets	309,271	126,640	144%	440,169	151,207	191%
	Total Gafisa	595,551	470,673	27%	1,086,334	721,827	50%

AlphaVille	Rio de Janeiro	29,343	-	-	29,343	-	-
	New Markets	72,534	-	-	131,055	35,018	274%
	Total AlphaVille	101,877	-	-	160,398	35,018	358%

Fit	São Paulo	69,464	-	-	69,464	16,974	309%
	New Markets	185,801	-	-	214,386	-	-
	Total Fit	255,265	-	-	283,850	16,974	1,572%

Total	São Paulo	270,092	254,266	6%	521,745	346,923	50%
	Rio de Janeiro	114,996	89,767	28%	223,227	240,671	(7%)
	New Markets	567,605	126,640	348%	785,609	186,225	322%

Total		952,693	470,673	102%	1,530,582	773,819	98%

Pre-Sales and Sales Velocity

Pre-sales contracts in the quarter increased 62% to R$554 million as compared to the second quarter of 2007 and reached 58% of new launches. Consistent with the company’s strategy of geographic diversification, pre-sales in new markets more than doubled to R$205 million on a quarterly basis, comprising more than a third of total pre-sales for the second consecutive quarter. The second quarter also saw increases in both pre-sales from current project launches, up 48% to R$332 million, as well as from inventory, up 88% to R$222 million. The more recently launched AlphaVille and Fit contributed nearly a third of pre-sales, adding diversification across business segments.

The tables below set forth a breakdown of our pre-sales for the second quarter and the first half of 2007 and 2008:

Table 3 – Pre-Sales per Company (Gafisa %)		2Q08	2Q07	2Q08 x 2Q07	1H08	1H07	1H08 x 1H07
Gafisa	PSV (R$ 000)	372,376	316,584	18%	734,749	543,900	35%
	Units	1,061	1,191	(11%)	1,864	1,976	(6%)
	R$ 000/Unit	351	266	32%	394	275	43%
	R$/m²	3,444	2,728	26%	3,430	2,708	27%
	Area m²	108,123	116,056	(7%)	214,232	200,872	7%

AlphaVille	PSV (R$ 000)	74,946	18,363	308%	131,897	42,669	209%
	Units	400	115	248%	637	289	120%
	R$ 000/Unit	187	160	17%	207	148	40%
	R$/m²	358	246	46%	352	265	33%
	Area m²	209,335	74,655	180%	374,500	161,128	132%

Fit	PSV (R$ 000)	98,786	7,831	1,162%	178,883	10,712	1,570%
	Units	936	87	975%	1,825	119	1,433%
	R$ 000/Unit	106	90	17%	98	90	9%
	R$/m²	2,193	1,705	29%	1,973	1,807	9%
	Area m²	45,050	4,592	881%	90,653	5,927	1,429%

Bairro Novo[1]	PSV (R$ 000)	7,566	-	-	10,406	-	-
	Units	98	-	-	137	-	-
	R$ 000/Unit	77	-	-	76	-	-
	R$/m²	1,659	-	-	1,626	-	-
	Area m²	4,560	-	-	6,401	-	-

Total	PSV (R$ 000)	553,674	342,778	62%	1,055,935	597,281	77%
	Units	2,495	1,393	79%	4,462	2,384	87%
	Area m²	367,068	195,303	88%	685,786	367,927	86%

R$ 000
Table 4 – Pre-Sales per Region (Gafisa %)		2Q08	2Q07	2Q08 x 2Q07	1H08	1H07	1H08 x 1H07
Gafisa	São Paulo	181,807	147,968	23%	320,039	276,334	16%
	Rio de Janeiro	118,185	95,043	24%	193,291	168,483	15%
	New Markets	72,384	73,572	(2%)	221,418	101,964	117%
	Total Gafisa	372,376	316,584	18%	734,749	546,782	34%

AlphaVille	São Paulo	3,511	1,487	136%	5,608	1,723	225%
	Rio de Janeiro	2,801	-	-	5,222	-	-
	New Markets	68,634	16,876	307%	121,067	40,945	196%
	Total AlphaVille	74,946	18,363	308%	131,897	42,669	209%

Fit	São Paulo	34,246	7,831	337%	85,719	7,831	995%
	New Markets	64,540	-	-	93,164	-	-
	Total Fit	98,786	7,831	1,162%	178,883	7,831	2,184%

Bairro Novo [1]	São Paulo	7,566	-	-	10,406	-	-

Total	São Paulo	227,130	157,286	44%	421,772	285,888	48%
	Rio de Janeiro	120,986	95,043	27%	198,513	168,483	18%
	New Markets	205,558	90,449	127%	435,649	142,909	205%

Total		553,674	342,778	62%	1,055,935	597,281	77%

Note: 1 Bairro Novo figures presented in this report correspond to Gafisa’ stake of 50% in the company

Sales Velocity

Sales velocity during the second quarter 2008 was 21% for Gafisa. While Gafisa has several examples of sell-outs and near sell-outs within the first month of opening projects for sale during the second quarter, the pre-sales velocity for each segment during the quarter was heavily impacted by the disproportionately high number of launches across the Company during June. Gafisa launched seven of 12 projects, AlphaVille, three of four and FIT, seven of nine during the final month of the quarter providing no time to record sales against those properties. Sales velocity is calculated as follows:

                   2Q08 Pre-Sales
Inventory End 1Q08 + 2Q08 Launches

Table 5 – Sales Velocity
VSO 2Q08	1Q08 Inventory (a)	2Q08 Launches (b)	(a)+(b)	2Q08 Pre-Sales	VSO
Gafisa	1,236,748	595,551	1,832,299	372,376	20%
AlphaVille	205,317	101,877	307,194	74,946	24%
Fit	164,704	255,265	419,969	98,786	24%
Bairro Novo	22,032	-	22,032	7,566	34%
Total Gafisa	1,628,801	952,693	2,581,494	553,674	21%

Completed Projects

In this quarter, Gafisa completed seven projects totaling 1,180 units in three regions. The Gafisa segment completed five projects targeted at the mid to mid-high income segments in São Paulo, while AlphaVille completed two large projects with an area of approximately 1 million square meters made up of lots in Ceará and Amazonas.

The tables below list our products completed during the second quarter of 2008:

Table 6 – 2Q08 Completed Projects
	Development	Date	Launch Date	Segment	Location	Area sq m	Units Co %	Company Stake	PSV Co %
Gafisa	Weber Art	Apr-08	Jun-05	MHI	São Paulo - SP	5,812	57	100%	16,641
Gafisa	CSF Sant'Etyene	Apr-08	Jun-05	MID	São Paulo - SP	11,261	111	100%	27,625
Gafisa	Domain Du Soleil VIl Panamby	May-08	Sep-05	HIG	São Paulo - SP	8,225	25	100%	34,499
Gafisa	Jazz Duet Villagio Panamby	May-08	Sep-05	HIG	São Paulo - SP	13,400	50	100%	51,152
Gafisa	The Gold	Jun-08	Dec-05	MHI	São Paulo - SP	10,465	28	100%	36,919
Gafisa	Total					49,163	271	100%	166,836

AlphaVille	AlphaVille Manaus	Apr-08	Aug-05	LOT	Manaus - AM	464,688	404	63%	27,622
AlphaVille	AlphaVille Eusébio	May-08	Sep-05	LOT	Eusébio - CE	534,314	505	65%	29,771
AlphaVille	Total					999,002	909	64%	57,393

Total						1,048,165	1,180	91%	224,229

Gafisa, AlphaVille, Fit, Bairro Novo Revenue Contribution

The lower income businesses, Fit, which launched its first development in March 2007 and Bairro Novo, which launched in December 2007 are beginning to contribute to pre-sales and revenues based on the Percentage of Completion or PoC accounting method. The increased launches through Fit and Bairro Novo during the first half of 2008 are expected to increase the pre-sales and revenue contribution of each in future periods.

Table 7 – Revenues over Launches and Pre-Sales per Line
1H08	Gafisa	AlphaVille	Fit	Bairro Novo	Total
Launches	1,086,334	160,398	283,850	-	1,530,582
Pre-Sales	734,749	131,897	178,883	10,406	1,055,935
Revenues	593,871	113,693	38,621	8,998	755,183
Launches Share	71%	10%	19%	-	100%
Pre-Sales Share	70%	12%	17%	1%	100%
Revenue Share	79%	15%	5%	1%	100%

Revenues/ Launches	55%	71%	14%	-	49%
Revenues/ Pre-Sales	81%	86%	22%	86%	72%

Land Reserves

Our land bank reached approximately R$13.2 billion, composed of 225 different sites in 66 cities in 21 states, totaling 8,4 million square meters, equivalent to 65,273 units. This ensures our ability to continue to grow launches and sales over the near term. In accordance with our land bank diversification strategy, at the end of the quarter 42% of the consolidated land bank was outside of the Rio de Janeiro and São Paulo states. This gives the company added flexibility in developing properties in areas that will generate the highest returns at different points in time. In the second quarter, Gafisa launched projects in 10 different states.

The table below shows a detailed breakdown of our current land bank:

Table 8 – Land Bank per Region		Future Sales R$000 %Gafisa	% Swap [1]	Usable Area sqm 000 % Gafisa	Potential Units (% Gafisa)	Potential Units (100%)
Gafisa	São Paulo	3,606	27%	1,350	10,162	10,692
	Rio de Janeiro	1,213	24%	526	3,121	3,182
	New Markets	3,041	73%	1,742	10,449	14,578

	Total Gafisa	7,860	47%	3,617	23,732	28,452

AlphaVille	São Paulo	1,111	99%	1,111	7,096	16,827
	Rio de Janeiro	138	100%	138	418	1,144
	New Markets	1,677	95%	1,677	8,678	15,008

	Total AlphaVille	2,926	97%	2,926	16,192	32,979

Fit Residencial	São Paulo	1,175	15%	597	10,892	13,250
	Rio de Janeiro	95	0%	34	576	640
	New Markets	431	7%	229	3,648	5,585

	Total Fit	1,702	12%	860	15,116	19,475

Bairro Novo	São Paulo	48	0%	61	690	1,380
	Rio de Janeiro	230	81%	395	3,746	7,492
	New Markets	391	91%	564	5,797	11,594

	Total Bairro Novo	670	81%	1,020	10,233	20,466

Total		13,156	75%	8,423	65,273	101,372

(1) % Swap refers to the swap portion over total land costs,

2008 and 2007 Capitalized Interest

Targeting best accounting practices, in 4Q07 we began to capitalize interest cost from corporate debt (mostly raised in 2007) and to recognize it on a percentage of completion basis. Accordingly, since 4Q07 we account for interest expenses on the COGS line of our income statement, thus impacting our gross margin.

In our 4Q07 earnings statements, we adjusted capitalized interest for the whole year 2007 in the fourth quarter, In the table below, we show how 2007 capitalized interest allocated among the four quarters of 2007 would have affected each quarter’s income statements, to help make the two first quarters of 2008 more comparable to 2007:

Table 9 – Capitalized Interest Effect (R$000)
	2Q08	1Q08	4Q07	3Q07	2Q07	1Q07	2007
COGS	(4,357)	(2,749)	(3,220)	(3,283)	(2,600)	(2,433)	(11,535)
Financial Expenses	17,074	16,626	9,087	9,264	7,339	6,865	32,554
Income Taxes	(4,324)	(4,718)	(1,995)	(2,034)	(1,611)	(1,507)	(7,146)

Net Income	8,393	9,159	3,872	3,947	3,128	2,925	13,873
Earnings per share (R$)	0.06	0.07	0.03	0.03	0.02	0.02	0.11

Properties for Sale (Current Assets)	47,631	34,914					21,037

2Q08 Revenues

Net operating revenues for 2Q08 rose 63% to R$435.7 million from R$266.6 million in 2Q07, with revenues for the first half reaching R$755.2 million.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 10 – Pre-sales x Recognized Revenues
	2Q08				2Q07
R$ 000	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Launched in 2008	331,554	60%	71,153	15%	-	-	-	-
Launched in 2007	165,549	30%	162,108	37%	224,361	65.5%	16,038	6%
Launched in 2006	35,754	6%	141,700	33%	69,984	20.4%	73,398	28%
Launched in 2005	10,536	2%	52,598	12%	40,665	11.9%	128,083	48%
Launched up to 2004	10,280	2%	8,142	3%	7,768	2.3%	49,029	18%
Total	553,674	100%	435,701	100%	342,778	100.0%	266,548	100%

	1H08				1H07
R$ 000	Pre-Sales	% of Total	Revenues	% of Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Launched in 2008	528,699	50%	106,950	14%	-	-	-	-
Launched in 2007	408,774	39%	240,839	32%	299,522	50%	17,108	3%
Launched in 2006	68,329	6%	261,262	35%	200,261	34%	137,677	28%
Launched in 2005	36,305	3%	122,728	16%	59,756	10%	230,185	47%
Launched up to 2004	13,827	1%	23,404	3%	37,742	6%	105,894	22%
Total	1,055,935	100%	755,183	100%	597,281	100%	490,864	100%

2Q08 Gross Profits

Gross profits for 2Q08 totaled R$143.6 million (R$77.5 million for 2Q07, adjusted for capitalized interest), an increase of 85%, reflecting continued robust demand for Gafisa properties in all market segments and geographies. Gross margin for 2Q08 was 33.0%, 390 basis points higher than 2Q07. For the first half of 2008, gross profits totaled R$250.6 million (R$143.0 million for 2Q07, adjusted for capitalized interest), an increase of 75% and gross margin went up 405 basis points to 33.2% ..

2Q08 Selling, General, and Administrative Expenses (SG&A)

Due to our growth strategy, Gafisa made a decision to build management teams and the requisite infrastructure dedicated to diverse segments within our portfolio as well as our sales capacity during 2007. The second quarter of 2008 marks a turning point as we begin to reap the benefits of this investment, with SG&A as a percentage of launches, sales, and revenues declining. Selling Expenses increased 101% in Q208 on a quarter over quarter basis in accordance with an increased number of launches, while G&A Expenses continued to be diluted by the growth of revenues. The increased launches at Fit, in particular, have enabled the Company to leverage its sales infrastructure across a broader portfolio.

Table 11 – SG&A expenses	2Q08	2Q07	1H08	1H07
Selling Expenses (R$ 000)	34,811	17.330	58,858	29.336
G&A Expenses (R$ 000)	33,209	27.144	64,938	46.280
SG&A Expenses (R $000)	68,020	44.474	123,796	75.616

Selling Expenses / Launches	3.7%	3.7%	3.8%	3.8%
G&A Expenses / Launches	3.5%	5.8%	4.2%	6.0%
SG&A / Launches	7.1%	9.4%	8.1%	9.8%

Selling Expenses / Sales	6.3%	5.1%	5.6%	4.9%
G&A Expenses / Sales	6.0%	7.9%	6.1%	7.7%
SG&A / Sales	12.3%	13.0%	11.7%	12.7%

Selling Expenses / Revenues	8.0%	6.5%	7.8%	6.0%
G&A Expenses / Revenues	7.6%	10.2%	8.6%	9.4%
SG&A / Revenues	15.6%	16.7%	16.4%	15.4%

Gafisa has adopted conservative accounting standards, especially with regards to the recognition of selling expenses. The only selling expenses that we defer are those associated with the showrooms, and this, as previously noted, negatively impacts our EBITDA margin. As can be seen on the table below, our deferred selling expenses are low and will be amortized on a PoC basis:

Table 12 – Deferred selling expenses[1]	2Q08	2Q07
Deferred Selling Expenses (R$ 000)	35,664	25,259
Deferred Selling Expenses / LTM Launches	1.2%	1.9%
Deferred Selling Expenses / LTM Sales	1.7%	2.1%
Deferred Selling Expenses / LTM Revenues	2.5%	2.9%

¹ Current assets account

2Q08 EBITDA

EBITDA for the second quarter totaled R$73.9 million, 106% higher than the R$35.8 million EBITDA adjusted for capitalized interest in 2Q07. As a percentage of net revenues, EBITDA increased from 13.4% in 2Q07 to 16.9% in 2Q08, a margin increase of 351 basis points. The EBITDA margin of 16.9% was achieved despite the increase in launches and associated SG&A expenses. In the first half of 2008 EBITDA totaled R$124.6 million with a margin of 16.5% . 1H08 EBITDA was 79% higher than the R$69.6 million EBITDA adjusted for capitalized interest of 1H07. Gafisa expects to sustain EBITDA margins of 16-17% for the remainder of the 2008.

2Q08 Depreciation and Amortization

Depreciation and amortization in 2Q08 amounted to R$1.6 million, compared to the R$5.5 million in 2Q07.

With regards to the amortization of the goodwill generated from the AlphaVille acquisition, we used a linear calculation for the 1Q07 and 2Q07 results, and, due to a change in amortization method, in 3Q07 and 4Q07 amortization was equal to zero. From 2008, we will amortize this goodwill through a progressive exponential calculation following the EBIT, in the percentages described below:

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
4.49%	6.28%	7.22%	10.11%	11.52%	14.02%	11.78%	11.67%	11.45%	11.46%

Amortization of the acquisition of AlphaVille amounted to R$2.2 million in 2Q08 and R$1.5 million in 1Q08.

2Q08 - Financial Results

Net financial results totaled a positive R$20.4 million in 2Q08 compared to a negative R$3.0 million in 2Q07, mainly due to the capitalization of interest and interest received on the increased cash balances.

2Q08 - Income Taxes

Net income taxes and social contribution for 2Q08 amounted to R$17.5 million versus a positive R$3.9 million contribution in 2Q07, which was due to tax credits in 2Q07. The 2Q08 figure reflects an increase in the income taxes and social contribution proportional to the growth of the company’s net income.

2Q08 - Net Income and Earnings per Share

Net income in 2Q08 was R$58.8 million (13.5% of net revenues), compared to R$35.3 million in 2Q07 adjusted for capitalized interest (13.2% margin), an increase of 67%.

Earnings per share were R$0.45 in 2Q08 compared to R$0.27 in 2Q07 adjusted for capitalized interest. The weighted average number of shares outstanding were 129,462,921 million during 2Q08 compared to 129,195,063 million during 2Q07. Shares outstanding were 129,462,921 on June 30, 2008.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$667.0 million in 2Q08, R$288.4 million higher than 2Q07 and R$64.8 million more than 1Q08. The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 13 – Revenues and results to be recognized (R$ million)
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Gross sales to be recognized—end of period	1,927.5	1,725.9	1,100.2	12%	75%
Net sales to be recognized (3.65% sales tax)	1,857.1	1,662.9	1,060.0	12%	75%
Cost of units sold to be recognized - end of period	(1,190.1)	(1,060.7)	(681.4)	12%	75%
Backlog of Results to be recognized	667.0	602.2	378.6	11%	76%
Backlog Margin - yet to be recognized	34.6%	34.9%	34.4%	(30) bps	20 bps

Balance Sheet

Cash and Cash Equivalents

On June 30, 2008, cash and cash equivalents increased to R$775.0 million, 7.3% higher than R$722.4 million on March 31, 2008, and 56.3% higher than 2Q07’s R$496.0 million.

At the end of the quarter, Gafisa’s debt and obligations to investors totaled R$1,384.2 million, bringing a net debt and obligation to investors position of R$609.2 million. The detail of the debt breakdown is located on table 19. Net debt and obligation to investors to equity ratio is 37.3% .

Accounts Receivable
Accounts receivable increased 25% to R$3.4 billion in June 2008, compared to R$2.7 billion in 1Q08, and 85% compared to R$1.8 billion in June 2007.

Table 14 – Revenues and results to be recognized (R$000)
Real estate development receivables:
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Current	763,909	607,668	435,887	25.7%	75.3%
Long-term	732,753	578,475	316,057	26.7%	131.8%

Total	1,496,662	1,186,143	751,944	26.2%	99.0%
Receivables to be recognized on our balance sheet according to PoC method and Brazilian GAAP:
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Current	579,774	445,790	270,288	30.1%	114.5%
Long-term	1,280,628	1,054,173	793,470	21.5%	61.4%

Total	1,860,402	1,499,963	1,063,758	24.0%	74.9%

Total Accounts Receivables	3,357,064	2,686,106	1,815,702	25.0%	84.9%

Table 15 – Aging of Account Receivables Portfolio
Total	Up to June	July 2009 to	July 2010 to	July 2011 to	July 2012
	2009	June 2010	June 2011	June 2012	Onwards
3,357,064	1,343,683	654,713	746,743	276,875	335,050

Inventory (Properties for Sale)
Our inventory includes land paid in cash, construction in progress, and finished units. Our inventory reached R$1,272 million in 2Q08, an increase of 114.1% as compared to R$594 million registered in 2Q07 due to land acquisitions in cash (more details in the “Land Reserves” section of this report) and developments under construction.

Table 16 – Inventory (R$ 000)
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Land	659,362	566,697	187,257	16.4%	252.1%
Properties under construction	534,993	514,747	351,753	3.9%	52.1%
Units completed	77,646	74,808	55,003	3.8%	41.2%

Total	1,272,001	1,156,252	594,013	10.0%	114.1%

Current	1,185,037	1,015,020	514,357	16.8%	130.4%
Long-term	86,964	141,232	79,656	(38.4%)	9.2%

Total	1,272,001	1,156,252	594,013	10.0%	114.1%

Table 17 – Inventory at Market Value per Year (Gafisa %)
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Launches from 2008	1,001,569	346,424	-	189%	-
Launches from 2007	744,143	883,605	487,986	(16%)	52%
Launches from 2006	152,284	173,788	263,959	(12%)	(42%)
Prior to 2005	195,899	224,984	262,297	(13%)	(25%)

PSV	2,093,895	1,628,801	1,014,242	29%	106%

Launches from 2008	4,968	944	-	426%	-
Launches from 2007	3,554	4,400	2,158	(19%)	65%
Launches from 2006	621	619	1,064	0%	(42%)
Prior to 2005	1,247	995	1,864	25%	(33%)

Units	10,389	6,958	5,085	49%	104%

Table 18 – Inventory at Market Value per Company
	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07
Gafisa	1,520,990	1,236,748	877,996	23%	73%
AlphaVille	227,070	205,317	129,985	11%	75%
Fit Residencial	330,889	164,704	6,262	101%	5,184%
Bairro Novo	14,947	22,032	-	(32%)	-

Total	2,093,895	1,628,801	1,014,242	29%	106%

Liquidity

The following table sets forth information on our indebtedness. In the second quarter of 2008, Gafisa issued R$250 million in debentures at a very competitive spread, reflecting our strong credit rating and cash position. In addition to our net cash position, we have over R$200 million in receivables of completed units, which are available for securitization anytime. The Ba2 rating that Moody’s recently assigned to Gafisa took into account these factors.

Table 19 – Debt and Obligation to Investors Breakdown (R$ 000)
Type of transaction	Rates	2Q08	1Q08	2Q07
Debentures	1.3%p.a. + CDI	249,570	242,312	250,481
2008 Debenture	107.2% of CDI	254,659	-	-
Construction Financing (SFH)	6.2-11.4%p.a. + TR	229,049	194,017	38,295
Downstream Merger obligation	10-12%p.a. + TR	11,187	12,020	16,237
Funding for developments	6.2%p.a. + TR	2,296	2,501	22,359
Working Capital	104-105% of CDI	214,432	217,414	41,387
Other (AlphaVille)	0.66-3.29% p.a. + CDI	122,962	122,703	1,998

Total Debt		1,084,155	790,967	370,757

Total Cash		775,009	722,385	496,016

Obligation to Investors		300,000	300,000	-

Net Debt and Obligation to Investors (Cash)		609,146	368,582	(125,259)

Debt and obligation to investors payment schedule as of June 30, 2008:

Table 20 – Debt and Obligation to Investors Maturity (R$ 000)
	Total	2008	2009	2010	2011	2012 and later
Debentures	504,229	14,229	48,000	96,000	96,000	250,000
Construction Financing (SFH)	229,049	40,163	128,232	53,256	7,398	-
Downstream Merger obligation	11,187	3,603	5,353	2,231	-	-
Funding for developments	2,296	594	890	812	-	-
Working Capital	214,432	-	214,432	-	-	-
Other (AlphaVille)	122,962	6,597	6,163	28,498	27,922	53,782
Obligation to Investors	300,000	-	-	-	-	300,000

Total	1,384,155	65,186	403,070	180,797	131,320	603,782

As of June 30, 2008, our net debt and obligation to investors to equity ratio was 37.3% compared to 23.4% in 1Q08.

Gafisa’s corporate ratings are as follows:

Rating Agency		Rating	Outlook	Updated

Moody’s	International	Ba2	Stable	August 13, 2008
Moody’s	Local	Aa3.br	Stable	August 13, 2008
Fitch Ratings	Local	A (bra)	Stable	May 2, 2008
Standard & Poor’s	Local	Br A	Stable	June 19, 2007

Outlook

We are raising our launch guidance for 2008 to R$3.5 billion (from R$3.0 billion), an increase in launches of 57% over 2007. We expect that two thirds of the increase will come from the Gafisa and AlphaVille and one third from the low income segment.

We maintain our EBITDA margin guidance for the full year 2008 of between 16-17%.

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) – segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) – segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) – segment with residential units sold at prices ranging from R$2,300 to 2,800 per square meter.

MLOW (Mid-Low) – segment with residential units sold at prices ranging from R$1,800 to 2,300 per square meter.

AEL (Affordable Entry Level) – residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

COM (Commercial buildings) – Commercial and corporate units developed only for sale with prices ranging from R$3,000 to R$7,000 per square meter.

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 950 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9297
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (outside Brazil)
Eileen Boyce
Reputation Partners
Phone: +1 312 222 9126
Fax: +1 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets forth projects launched in 2008 by quarter:

1Q08	Project	Launch	Segment	Location	Area	Gafisa	Gafisa's	PSV	% Sold
		Month	R$/m²		m²	Units	Stake	% Gafisa	up
					% Gafisa			R$ 000	to Jun/08
Gafisa	Costa Maggiore	January	HIG	Cabo Frio - RJ	4,693	30	50%	24,052	85%
Gafisa	Horto Phase 2	January	HIG	Salvador - BA	22,298	92	50%	87,807	99%
Gafisa	Pablo Picasso	January	HIG	João Pessoa - PB	4,188	12	50%	12,632	26%
Gafisa	Nova Petrópolis	March	MHI	São Bernardo - SP	36,789	268	100%	108,479	34%
Gafisa	Terraças – Alto da Lapa	March	MHI	São Paulo - SP	23,248	182	100%	72,701	55%
Gafisa	Raízes Granja Viana	March	MHI	Cotia - SP	8,641	35	50%	25,994	29%
Gafisa	VerdeMar	March	MHI	Guarujá - SP	13,084	80	100%	44,479	45%
Gafisa	London Green Phase 2	March	HIG	Niterói - RJ	15,009	140	100%	54,719	47%
Gafisa	Carpe Diem	March	MHI	Rio de Janeiro - RJ	10,012	91	80%	29,461	43%
Gafisa	Magnific	March	HIG	Goiânia - GO	9,225	27	100%	30,458	61%
Gafisa	Total				147,188	956	78%	490,782	55%

AUSA	AlphaVille Londrina Phase 2	January	LOT	Londrina - PR	67,060	173	63%	17,230	25%
AUSA	AlphaVille Jacuhy Phase 2	March	LOT	Serra - ES	115,688	215	65%	41,291	43%
AUSA	Total				182,748	388	64%	58,521	38%

Fit	Citta Vila Allegro	March	AEL	Salvador - BA	11,099	149	50%	28,585	68%

TOTAL	1Q08				341,035	1,493		577,888	54%

2Q08	Project	Launch	Segment	Location	Area	Gafisa	Gafisa's	PSV	% Sold
		Month	R$/m²		m²	Units	Stake	% Gafisa	up
					% Gafisa			R$ 000	to Jun/08
Gafisa	Reserva Laranjeiras	April	HIG	Rio de Janeiro - RJ	11,740	108	100%	61,818	96%
Gafisa	Carpe Diem - Belém	May	MHI	Belém - PA	9,766	63	70%	32,457	35%
Gafisa	Grand Park Águas Fase 2	May	MID	São Luis - MA	6,480	75	50%	15,051	20%
Gafisa	Fontes do Atlântico	May	HIG	Maceió - AL	10,371	18	100%	47,387	21%
Gafisa	Parque Barueri	May	MID	Barueri - SP	58,437	677	100%	151,968	26%
Gafisa	Manhattan Square (Walll Street)	June	COM	Salvador - BA	12,902	358	50%	56,376	9%
Gafisa	Manhattan Square (Soho)	June	MHI	Salvador - BA	14,463	135	50%	48,403	4%
Gafisa	Manhattan Square (Tribeca)	June	MHI	Salvador - BA	18,940	311	50%	63,528	5%
Gafisa	Reserva Santa Cecília Fase 2	June	MHI	Volta Redonda - RJ	8,350	92	100%	23,835	0%
Gafisa	Mistral	June	MHI	Belém - PA	10,394	140	70%	33,987	12%
Gafisa	Terraças Tatuapé	June	MHI	São Paulo - SP	14,386	105	100%	48,660	11%
Gafisa	Grand Park Árvores Fase 2	June	MID	São Luis - MA	5,576	75	50%	12,083	15%
Gafisa	Total				181,805	2,157	74%	595,551	24%

AUSA	Alphaville Cuiabá II	May	LOT	Cuiabá - MT	150,896	227	60%	24,112	23%
AUSA	AlphaVille João Pessoa	June	LOT	João Pessoa - PB	61,782	60	50%	13,580	98%
AUSA	AlphaVille Manaus II	June	LOT	Manaus - AM	166,938	209	63%	34,841	70%
AUSA	AlphaVIlle Costa do Sol Fase 2	June	LOT	Rio das Ostras - RJ	202,528	212	58%	29,343	9%
AUSA	Total				582,145	708	58%	101,877	45%

Fit	Fit Terra Bonita	April	MID	Londrina - PR	11,357	155	51%	23,455	6%
Fit	Citta Lauro de Freitas	May	MID	Salvador - BA	8,826	152	50%	16,813	52%
Fit	Fit Coqueiro-Stake Acquisition [1]	June	AEL	Belém - PA	-	114	70%	10,609	100%
Fit	Fit Mirante do Parque	June	MID	Belém - PA	18,618	252	60%	41,015	10%
Fit	Fit Parque da Lagoinha	June	AEL	Ribeirão Preto - SP	10,225	159	75%	17,123	11%
Fit	Fit Paladium	June	MID	Curitiba - PR	10,345	160	70%	24,132	0%
Fit	Fit Planalto	June	MID	São Bernardo - SP	25,023	472	100%	52,341	0%
Fit	Fit Mirante do Lago Fase 1	June	MID	Ananindeua - PA	21,734	323	70%	50,493	0%
Fit	Jardim Botânico (Paraíba)	June	MID	João Pessoa - AL	9,998	155	50%	19,284	0%
Fit	Total				116,125	1,942	66%	255,265	10%

1H08					Area	Units	Stake	PSV	% Sold

Fit					127,224	2,091	65%	283,850	16%
Gafisa					328,993	3,112	76%	1,086,334	38%
AUSA					764,893	1,096	60%	160,398	42%
TOTAL					1,221,110	6,299		1,530,581	35%

[1] Gafisa stake increased from 60% to 70%. PSV refers to incremental stake only.

The following table sets forth the financial completion of the construction in progress and the related revenue recognized during the quarter ended on June, 30 2008.

Company	Development	Launch	Area			% Sold		Revenue Recognized		Company
		Date	sq m	Final Completion		Accumulated		R$000		Stake
				2Q08	2Q07	2Q08	2Q07	2Q08	2Q07
Gafisa	TOTAL							352,239

Gafisa	LARANJEIRAS	Apr-08	11,740	47%		97%		29,618		100%
Gafisa	VISION	Dec-07	19,712	40%		70%		18,348		100%
Gafisa	VP AGRIAS	Nov-06	21,390	61%	32%	99%	60%	12,471	6,189	100%
Gafisa	OLIMPIC CHAC. SANTO ANTONIO	Aug-06	24,988	63%	27%	99%	92%	11,604	4,392	100%
Gafisa	PENÍNSULA FIT	Mar-06	24,080	84%	34%	74%	56%	11,148	6,948	100%
Gafisa	VP - MIRABILIS	Mar-06	23,355	84%	48%	99%	80%	10,864	3,784	100%
Gafisa	SUPREMO	Aug-07	34,864	43%		81%		10,244		100%
Gafisa	TERRAÇAS ALTO DA LAPA	Mar-08	23,248	23%		55%		9,060		100%
Gafisa	LONDON GREEN	Jun-07	44,007	32%		59%		8,935		100%
Gafisa	MAGIC	Oct-07	31,487	30%		36%		8,914		100%
Gafisa	ESPAÇO JARDINS	May-06	28,926	69%		100%		7,470		100%
Gafisa	CSF ACACIA	Jun-07	23,461	27%	0%	91%	35%	7,395	-	100%
Gafisa	ENSEADA DAS ORQUÍDEAS	Jun-07	42,071	28%	0%	58%	9%	7,287	-	80%
Gafisa	ISLA RESIDENCE CLUBE	Mar-07	31,423	35%	13%	84%	68%	7,259	2,300	100%
Gafisa	PARC PARADISO	Aug-07	21,592	17%		90%		6,700		90%
Gafisa	CSF SANTTORINO	Aug-06	14,979	61%	12%	98%	100%	6,542	1,279	100%
Gafisa	CSF PARADISO	Nov-06	16,286	48%	7%	85%	72%	6,044	1,435	100%
Gafisa	FELICITA	Dec-06	11,323	52%	14%	88%	55%	5,570	2,232	100%
Gafisa	BEACH PARK LIVING	Jun-06	11,931	77%		83%		5,280		80%
Gafisa	EMPRESARIAL PINHEIROS	Nov-04	17,149	100%	99%	100%	100%	4,988	13,289	39%
Gafisa	OLIMPIC BOSQUE DA SAÚDE	Oct-07	19,150	37%		77%		4,964		100%
Gafisa	SKY RESIDENCE SERVICE	Jun-06	9,257	92%	58%	82%	84%	4,779	3,568	50%
Gafisa	VP PARIDES	Nov-06	13,093	78%	49%	100%	100%	4,615	3,011	100%
Gafisa	COLLORI	Nov-06	19,731	36%	24%	91%	38%	4,350	2,047	50%
Gafisa	BLUE LAND SPE 36	Jun-06	18,252	96%		62%		4,246		100%
Gafisa	ARENA	Dec-05	29,256	100%	60%	100%	100%	4,241	11,710	100%
Gafisa	CSF PRÍMULA	Jun-07	13,897	31%	4%	79%	19%	3,782	287	100%
Gafisa	ESPACIO LAGUNA	Aug-06	13,091	66%	24%	72%	29%	3,711	1,974	80%
Gafisa	VILLE DU SOLEIL	Oct-06	8,920	91%		56%		3,631		100%
Gafisa	VIVANCE RES. SERVICE	Nov-06	14,717	32%	15%	77%	74%	3,617	517	100%
Gafisa	SUNSPECIAL RESIDENCE	Mar-05	21,189	100%	76%	99%	86%	3,409	9,363	100%
Gafisa	RCB SERVICE PAÇO DAS ÁGUAS	May-06	10,836	81%	45%	95%	70%	3,276	3,219	45%
Gafisa	QUINTA IMPERIAL	Jul-06	8,422	69%	12%	77%	76%	3,266	905	100%
Gafisa	VISTTA IBIRAPUERA	May-06	9,963	92%	48%	100%	100%	3,208	2,365	100%
Gafisa	GRAND VALLEY	Mar-07	16,754	38%	15%	61%	47%	3,117	3,546	100%
Gafisa	GOIANIA - RESERVA DO LAGO	Feb-07	8,449	29%	4%	75%	52%	2,816	513	50%
Gafisa	CARPE DIEM RESIDENCIAL	Mar-08	10,012	17%		44%		2,779		80%
Gafisa	ACQUA RESIDENCIAL	Dec-07	35,536	26%		38%		2,669		100%
Gafisa	OLIMPIC CONDOMINIUM RESORT	Oct-05	21,851	100%	65%	100%	100%	2,667	6,824	100%
Gafisa	SECRET GARDEN	May-07	15,344	27%	0%	64%	54%	2,649	-	100%
Gafisa	STAR RES. SERVICE/BLUE	Dez-05	4,684	94%	82%	50%	58%	2,618	3,603	50%
Gafisa	DEL CONCEPT LAGO URBANIZAÇÃO	May-05	62,022	95%	57%	99%	91%	2,529	5,021	100%
Gafisa	MIRANTE DO RIO	Oct-06	4,875	61%	5%	97%	100%	2,480	402	60%
Gafisa	CELEBRARE RESIDENCIAL	Mar-07	14,679	26%	15%	75%	67%	2,351	3,587	100%
Gafisa	TOWN HOME	Nov-05	8,319	86%	42%	95%	55%	2,312	1,614	100%
Gafisa	VP JAZZ DUET	Sep-05	13,400	100%	78%	98%	80%	2,267	11,460	100%
Gafisa	RESENDE MERCADO - BELLA	Dec-07	15,406	16%		33%		2,227		100%
Gafisa	CSF DALIA	Jun-07	9,000	27%	0%	77%	46%	2,152	-	100%
Gafisa	ICARAÍ CORPORATE	Dec-06	5,683	48%	29%	94%	85%	2,143	3,643	100%
Gafisa	THE GOLD	Dec-05	10,465	100%	69%	100%	68%	2,103	3,653	100%
Gafisa	ICON RESIDENCE SERVICE	Oct-04	4,088	100%	82%	69%	58%	2,098	3,603	50%
Gafisa	FIT RESIDENCE SERVICE NITERÓI	Aug-06	8,523	57%	30%	83%	82%	2,046	864	100%
Gafisa	GRAND VALLEY NITERÓI - FASE 1	Oct-07	17,905	20%		85%		1,913		100%
Gafisa	COSTA PARADISO	Apr-05	63,041	100%	100%	68%	55%	1,734	65	100%
Gafisa	PALM D'OR	Sep-05	8,493	100%	63%	100%	96%	1,539	5,833	100%
Gafisa	GARDEN VILLE	Sep-06	5,999	46%	14%	100%	100%	1,469	43	50%

							Turn page

Continued from previous page
Company	Development	Launch	Area			% Sold		Revenue Recognized		Company
		Date	sq m	Final Completion		Accumulated		R$000		Stake
				2Q08	2Q07	2Q08	2Q07	2Q08	2Q07
Gafisa	TERRENO QD C-13 LOTE CENTRAL	Mar-08	9,225	7%	-	63%	-	1,307	-	100%
Gafisa	SOLARES DA VILA MARIA	Dec-07	13,376	18%	-	100%	-	1,290	-	100%
Gafisa	PRIVILEGE RESIDENCIAL SPE	Sep-07	12,938	17%	-	74%	-	1,283	-	80%
Gafisa	CAMPO D'OURIQUE	Dec-05	5,887	100%	45%	45%	28%	1,276	984	50%
Gafisa	SUNPLAZA PERSONAL OFFICE	Mar-06	6,328	100%	61%	100%	87%	1,136	7,568	100%
Gafisa	MONTENEGRO BOULEVARD	Jun-05	174,862	100%	93%	100%	100%	991	3,824	100%
Gafisa	ART VILLE	Apr-07	8,078	19%	5%	94%	68%	979	938	50%
Gafisa	FOREST VILLE	Sep-06	7,778	33%	13%	99%	96%	971	314	50%
Gafisa	HORIZONTE	May-07	4,503	17%	4%	86%	86%	892	458	60%
Gafisa	VP DOMAINE DU SOLEIL	Sep-05	8,225	100%	82%	100%	84%	803	4,004	100%
Gafisa	VP HORTO - FASE 1 (OAS)	Oct-07	22,281	38%	-	100%	-	797	-	50%
Gafisa	RIV. PONTA NEGRA ED. NICE	Dec-06	3,380	36%	2%	53%	25%	790	70	50%
Gafisa	BEACH PARK ACQUA	Nov-05	8,793	100%	-	96%	-	762	-	90%
Gafisa	RESERVA STA CECILIA	Jun-08	21,034	8%	-	15%	-	634	-	100%
Gafisa	LUMIAR	Feb-05	7,193	100%	90%	91%	97%	619	5,181	100%
Gafisa	GRAND VALLEY NITERÓI	Nov-07	7,031	6%	-	36%	-	577	-	100%
Gafisa	PALM VILLE	Apr-07	6,791	12%	0%	79%	66%	576	-	50%
Gafisa	VP HORTO - FASE 2 (OAS)	Jan-08	22,298	38%	-	97%	-	541	-	50%
Gafisa	EVIDENCE	Apr-07	11,743	20%	0%	50%	44%	443	-	50%
Gafisa	OTHERS							34,058	44,482

AlphaVille TOTAL								57,231
AlphaVille	Jacuhy	Dec-07	1,082,050	18%	0%	92%	0%	10,979	-	65%
AlphaVille	Recife	Aug-06	395,224	90%	38%	91%	91%	8,144	7,191	65%
AlphaVille	Rio das Ostras	Sep-07	690,448	25%	0%	89%	0%	7,450	-	58%
AlphaVille	Campo Grande	Mar-07	517,869	83%	39%	60%	44%	6,662	4,970	67%
AlphaVille	Gravataí	Jun-06	1,309,397	90%	41%	60%	35%	4,453	1,478	64%
AlphaVille	Eusébio	Sep-05	534,314	99%	74%	77%	52%	4,167	4,659	65%
AlphaVille	Salvador 2	Feb-06	853,344	88%	46%	94%	85%	4,029	4,057	55%
AlphaVille	Burle Marx	Mar-05	1,305,022	97%	69%	31%	19%	3,194	2,462	50%
AlphaVille	Londrina 2	Dec-07	377,650	21%	0%	33%	0%	1,958	-	63%
AlphaVille	Cuiabá 2	May-08	256,813	9%	0%	17%	0%	1,757	-	60%
AlphaVille	Araçagy	Aug-07	236,118	48%	25%	84%	0%	725	-	38%
AlphaVille	Natal	Feb-05	1,028,722	98%	97%	100%	100%	(63)	15,261	63%
AlphaVille	Others							3,776

Fit	TOTAL							21,280	-
Fit	Fit Jaraguá	Oct-07	11,582	43%	-	84%	-	4,087	-	100%
Fit	Fit Jaçanã	Mar-07	9,173	82%	-	96%	65%	3,349	-	100%
Fit	Fit Taboão	Dec-07	16,045	22%	-	97%	-	2,720	-	100%
Fit	Fit Vila Augusta	Oct-07	16,223	26%	-	81%	-	1,763	-	100%
Fit	Fit Villa Allegro	Feb-08	11,106	10%	-	68%	-	1,683	-	50%
Fit	Fit Coqueiro I	Sep-07	4,981	25%	-	99%	-	1,321	-	80%
Fit	Fit Coqueiro II	Sep-07	4,981	8%	-	99%	-	1,203	-	80%
Fit	Fit Jd Botânico I	Dec-07	5,943	32%	-	89%	-	1,177	-	55%
Fit	Fit Jd Botânico II	Dec-07	5,943	19%	-	55%	-	1,069	-	55%
Fit	Città Lauro de Freitas	May-08	8,826	11%	-	51%	-	889	-	50%
Fit	Fit Maria Inês	Dec-07	8,721	28%	-	60%	-	874	-	60%
Fit	Fit Mirante do Sol	Dec-07	18,672	13%	-	45%	-	734	-	100%
Fit	Città Imbuí	Sep-07	6,695	17%	-	95%	-	412	-	50%

BN	TOTAL							4,951
BN	Cotia Phase 1	Dec-07	14,144	46%	-	74%	-	4,272	-	50%
BN	Cotia Phase 2	Dec-07	9,473	20%	-	44%	-	679	-	- 50%

TOTAL								435,701

Consolidated Statement of Income

R$ 000	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07

Gross Operating Revenue	452,963	331,056	280,121	36.8%	61.7%
Real Estate development and sales	443,337	330,688	264,319	34.1%	67.7%
Construction and services rendered	9,626	368	15,802	2,515.8%	-39.1%

Deductions	(17,262)	(11,574)	(13,573)	49.1%	27.2%

Net Operating Revenue	435,701	319,482	266,548	36.4%	63.5%

Operating Costs	(292,076)	(212,486)	(186,467)	37.5%	56.6%

Gross profit	143,625	106,996	80,081	34.2%	79.3%

Operating Expenses	(69,777)	(56,226)	(41,663)	24.1%	67.5%
Selling expenses	(34,811)	(24,047)	(17,330)	44.8%	100.9%
General and administrative expenses	(33,209)	(31,729)	(27,144)	4.7%	22.3%
Equity Income	-	-	(37)		0.0%
Other Operating Revenues	(1,757)	(450)	2,848	290.4%	-

EBITDA	73,848	50,770	38,418	45.5%	92.2%

Depreciation and Amortization	(1,622)	(1,750)	(5,517)	-7.3%	-70,6%
Extraordinary expenses			-

EBIT	72,226	49,020	32,901	47.3%	119.5%

Financial Income	29,117	14,343	15,637	103.0%	86.2%
Financial Expenses	(8,727)	(8,105)	(18,582)	7.7%	-53.0%

Income before taxes on income	92,616	55,258	29,956	67.6%	209.2%

Deferred Taxes	(12,637)	(6,076)	5,703	108.0%	-
Income tax and social contribution	(4,884)	(3,755)	(1,774)	30.1%	175.3%

Income after taxes on income	75,095	45,427	33,885	65.3%	121.6%

Minority Shareholders	(16,346)	(3,781)	(1,743)	332.3%	837.8%

Net income	58,749	41,646	32,142	41.1%	82.8%

Net income per share	0.45	0.32	0.25

Consolidated Statement of Income

R$ 000	1H08	1H07	1H08 x 1H07

Gross Operating Revenue	784,019	515,461	52.1%
Real Estate development and sales	774,025	496,333	55.9%
Construction and services rendered	9,994	19,128	-47.8%

Deductions	(28,836)	(24,597)	17.2%

Net Operating Revenue	755,183	490,864	53.8%

Operating Costs	(504,562)	(342,823)	47.2%

	1
Gross profit	250,621	148,041	69.3%

Operating Expenses	(126,003)	(73,414)	71.6%
Selling expenses	(58,858)	(29,336)	100.6%
General and administrative expenses	(64,938)	(46,280)	40.3%
Equity Income	-	(296)	-
Other Operating Revenues	(2,207)	2,498	-188.4%

EBITDA	124,618	74,627	67.0%

Depreciation and Amortization	(3,372)	(10,578)	-68.1%
Extraordinary expenses	-	(30,174)	-

EBIT	121,246	33,875	257.9%

Financial Income	43,460	23,717	83.2%
Financial Expenses	(16,832)	(35,347)	-52.4%

Income before taxes on income	147,874	22,245	564.8%

Deferred Taxes	(18,713)	4,152	-
Income tax and social contribution	(8,639)	(3,365)	156.7%

Income after taxes on income	120,522	23,032	423.3%

Minority Shareholders	(20,127)	(3,444)	484.4%

Net income	100,395	19,588	412.5%

Net income per share	0.78	0.15

Consolidated Balance Sheet

R$ 000	2Q08	1Q08	2Q07	2Q08 x 1Q08	2Q08 x 2Q07

ASSETS
Current assets
Cash and banks	22,896	47,614	21,328	-51.9%	7.4%
Financial investments	752,113	674,771	474,688	11.5%	58.4%
Receivables from clients	763,909	607,668	435,887	25.7%	75.3%
Properties for sale	1,185,037	1,015,020	514,357	16.8%	130.4%
Other accounts receivable	153,245	133,205	119,417	15.0%	28.3%
Deferred selling expenses	35,664	44,633	25,259	-20.1%	41.2%
Prepaid expenses	12,912	11,021	13,238	17.2%	-2.5%

	2,925,776	2,533,932	1,604,174	15.5%	82.4%
Long-term assets
Receivables from clients	732,753	578,475	316,057	26.7%	131.8%
Properties for sale	86,964	141,232	79,656	-38.4%	9.2%
Deferred taxes	61,670	69,938	73,913	-11.8%	-16.6%
Other	49,342	49,770	38,704	-0.9%	27.5%

	930,729	839,415	508,330	10.9%	83.1%
Permanent assets
Investments	206,232	209,450	167,709	-1.5%	23.0%
Properties and equipment	32,891	28,967	15,169	13.5%	116.8%

	239,123	238,417	182,878	0.3%	30.8%

Total assets	4,095,628	3,611,764	2,295,382	13.4%	78.4%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and financings	122,555	82,964	51,710	47.7%	137.0%
Debentures	14,229	2,312	10,481	515.4%	35.8%
Real estate development obligations	-	-	-	-	-
Obligations for purchase of land	283,945	200,497	108,913	41.6%	160.7%
Materials and service suppliers	122,452	115,794	75,638	5.7%	61.9%
Taxes and contributions	88,473	77,850	60,349	13.6%	46.6%
Taxes, payroll charges and profit	34,496	36,292	21,141	-4.9%	63.2%
Advances from clients - real state and	72,125	58,412	50,181	23.5%	43.7%
Dividends	10	26,981	2,823	-100.0%	-99.6%
Other	101,930	114,995	21,069	-11.4%	383.8%

	840,215	716,097	402,305	17.3	108.9%
Long-term liabilities
Loans and financings	457,371	465,691	68,566	-1.8%	567.1%
Debentures	490,000	240,000	240,000	104.2%	104.2%
Obligations for purchase of land	179,088	156,393	13,501	14.5%	1226.5%
Deferred taxes	82,386	77,956	52,260	5.7%	57.6%
Unearned income from property sales	-	-	1,053		-100.0%
Other	344,299	332,597	51,365	3.5%	570.3%

	1,553,144	1,272,637	426,745	22.0%	264.0%
Deferred income
Deferred income on acquisition of	26,589	29,406	345	-9.6%	7,607.0%

Minority Shareholders	44,397	21,090	3,616	110.5%	1,127.8%

Shareholders' equity
Capital	1,221,971	1,221,971	1,220,490	0.0%	0.1%
Treasury shares	(18,050)	(18,050)	(18,050)	0.0%	0.0%
Capital reserves	167,276	167,276	167,276	0.0%	0.0%
Revenue reserves	260,086	201,337	92,655	29.2%	180.7%

	1,631,283	1,572,534	1,462,371	3.7%	11.6%

Liabilities and shareholders' equity	4,095,628	3,611,764	2,295,382	13.4%	78.4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.